                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 7)(1)

                            Forward Industries, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    34986210
                               -------------------
                                 (CUSIP Number)

       Robert S. Ellin                        Joel M. Handel, Esq.
    Atlantis Equities, Inc.         Brown Raysman Millstein Felder & Steiner LLP
     750 Lexington Avenue                       900 Third Avenue
      New York, New York                    New York, New York 10022
                                                 (212) 895-2000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 APRIL 11, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 34986210                     13D                    Page 2 of 13 Pages

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 Robert S. Ellin
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) /X/
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                                       PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
--------------------------------------------------------------------------------
 NUMBER OF         7.   SOLE VOTING POWER                 2,500 shares

  SHARES      ------------------------------------------------------------------

BENEFICIALLY       8.   SHARED VOTING POWER             335,200 shares

OWNED BY EACH ------------------------------------------------------------------

 REPORTING         9.   SOLE DISPOSITIVE POWER            2,500 shares

PERSON WITH   ------------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER        335,200 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 337,700 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                            / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

CUSIP No. 34986210                     13D                    Page 3 of 13 Pages

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         Robert Ellin Family 1997 Trust
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) /X/
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                                       PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York
--------------------------------------------------------------------------------
 NUMBER OF         7.   SOLE VOTING POWER                 37,500 shares

  SHARES      ------------------------------------------------------------------

BENEFICIALLY       8.   SHARED VOTING POWER                0 shares

OWNED BY EACH ------------------------------------------------------------------

 REPORTING         9.   SOLE DISPOSITIVE POWER            37,500 shares

PERSON WITH   ------------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER           0 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  37,500 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                            / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                       OO
--------------------------------------------------------------------------------

CUSIP No. 34986210                     13D                    Page 4 of 13 Pages

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Atlantis Equities, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) /X/
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                      New York
--------------------------------------------------------------------------------
 NUMBER OF         7.   SOLE VOTING POWER                0 shares

  SHARES      ------------------------------------------------------------------

BENEFICIALLY       8.   SHARED VOTING POWER              210,500 shares

OWNED BY EACH ------------------------------------------------------------------

 REPORTING         9.   SOLE DISPOSITIVE POWER           0 shares

PERSON WITH   ------------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER         210,500 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 210,500 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                            / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      3.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

CUSIP No. 34986210                     13D                    Page 5 of 13 Pages

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Robert Ellin Profit Sharing Plan
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) /X/
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
                                       OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
--------------------------------------------------------------------------------

 NUMBER OF         7.   SOLE VOTING POWER                0 shares

  SHARES      ------------------------------------------------------------------

BENEFICIALLY       8.   SHARED VOTING POWER              335,200 shares

OWNED BY EACH ------------------------------------------------------------------

 REPORTING         9.   SOLE DISPOSITIVE POWER           0 shares

PERSON WITH   ------------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER         335,200 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 335,200 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                            / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                       EP
--------------------------------------------------------------------------------

CUSIP No. 34986210                     13D                    Page 6 of 13 Pages

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 Nancy J. Ellin
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) /X/
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

                                       PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
--------------------------------------------------------------------------------
 NUMBER OF         7.   SOLE VOTING POWER              110,000 shares

  SHARES      ------------------------------------------------------------------

BENEFICIALLY       8.   SHARED VOTING POWER            210,500 shares

OWNED BY EACH ------------------------------------------------------------------

 REPORTING         9.   SOLE DISPOSITIVE POWER         110,000 shares

PERSON WITH   ------------------------------------------------------------------

                  10.   SHARED DISPOSITIVE POWER       210,500 shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 320,500 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                            / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

CUSIP No. 34986210                     13D                    Page 7 of 13 Pages

ITEM 1.   SECURITY AND ISSUER.

This Amendment No. 7 to Schedule 13D (this "Amendment"), amends the Schedule 13D filed in September 1998 (the "Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D filed in October 1998, Amendment No. 2 to Schedule 13D filed in December 1998, Amendment No. 3 to Schedule 13D filed in May 1999, Amendment No. 4 to Schedule 13D filed in September 2000, Amendment No. 5 to Schedule 13D filed in August 2001 and Amendment No. 6 to Schedule 13D, filed in December 2001 by Robert S. Ellin, Robert Ellin Family 1997 Trust, Atlantis Equities, Inc., Robert Ellin Profit Sharing Plan and Nancy J. Ellin (collectively, the "Reporting Persons"). This Amendment relates to the common stock, par value $0.01 per share (the "Common Stock"), of Forward Industries, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 1801 Green Road, E. Pompano Beach, Florida 33064.

ITEM 2.   IDENTITY AND BACKGROUND.

          The information in Item 2 is hereby amended and restated as follows:

          (a) The names of the Reporting Persons filing the Schedule 13D and this Amendment are Robert S. Ellin, Robert Ellin Profit Sharing Plan (the "Plan"), Atlantis Equities, Inc. ("Atlantis Equities"), Robert Ellin Family 1997 Trust (the "Trust") and Nancy J. Ellin.

          (b) The business address of each of the Reporting Persons except for the Trust is c/o Atlantis Equities, Inc., 750 Lexington Avenue, New York,
New York 10022. The business address of the Trust is Marvin Ellin, Trustee,
106 Central Park South, New York, New York 10019.

          (c) Robert Ellin's present principal employment is serving as an employee of Atlantis Equities, a merchant banking firm. Nancy Ellin is the sole officer and director and the sole stockholder of Atlantis Equities, and her present principal occupation is serving as such.

          (d) None of the Reporting Persons nor Marvin Ellin has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons nor Marvin Ellin has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Robert Ellin, Nancy Ellin and Marvin Ellin are each citizens of the United States. Atlantis Equities is a New York corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information previously reported in Item 3 is hereby amended by adding the following after the existing information:

          From November 27, 2001 to April 9, 2002, the Plan increased its holdings of Common Stock by 10,853 shares through a series of open market sale and purchase transactions. The source of funds used by the Plan to make such purchases was the contributions from its participants. From November 27, 2001 to April 9, 2002, Atlantis Equities decreased its holdings of Common Stock by 66,150 shares through a series of open market sale and purchase transactions. The source of funds used by Atlantis Equities to make such purchases was its working capital.

CUSIP No. 34986210                     13D                    Page 8 of 13 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

          The information in Item 4 is hereby amended and restated as follows:

          Robert Ellin and the other Reporting Persons have determined that it would be in the best interests of the Company and the Reporting Persons and would enhance the opportunities of the Company if the Reporting Persons entered into a settlement of certain matters with the Company.

          On April 11, 2002, the Reporting Persons entered into a settlement agreement with the Company (the "Settlement Agreement") which provides, among other things, that: (i) two of the Company's current directors will resign; (ii) to fill the vacancies resulting from such resignations, the Company's board of directors (the "Board") will nominate and appoint Mr. Bruce Galloway and Mr.Jeff Kuhr, whom the Board intends to appoint as members of the compensation and audit committees, respectively, of the Board; and (iii) the Company reimburse Robert Ellin up to a maximum of $100,000 for his reasonable, out-of-pocket expenses for legal fees and disbursements actually incurred by him in connection with disagreements arising between him and the Company relating to its strategy and certain other matters during the 18 months preceding the date of the Settlement Agreement.

          In connection with the Settlement Agreement, on April 11, 2002, the Reporting Persons entered into a standstill agreement with the Company (the "Standstill Agreement") which provides, among other things, that for a period of 18 months the Reporting Persons may not, without the prior consent of the Company, engage in certain activities relating to the securities of the Company or make certain statements involving the Company, including but not limited to: acquiring any securities of the Company except under certain limited conditions, participating in any solicitation of proxies or consents or otherwise influencing any person with respect to the voting of any securities of the Company or initiating any shareholder proposals, subjecting any of the Company's voting securities to any arrangement or agreement with respect to the voting or beneficial ownership of any voting securities other than the Standstill Agreement, calling a meeting of stockholders, seeking to control the management, the Board or policies of the Company, or inducing a change of control of the Company or seeking representation on the Board or the removal of any director. In connection with the Standstill Agreement, each of the Company and the Reporting Persons executed a general release of claims and potential claims against the other (the "General Releases").

          On April 11, 2002, the Company and Atlantis Equities entered into a letter agreement (the "Letter Agreement") which provides, among other things, for the non-exclusive engagement by the Company of Atlantis Equities to provide certain advisory services in consideration for the payment to Atlantis of up to ten percent of the of the aggregate amount of consideration actually paid by or to the Company in the event that Atlantis makes an introduction of a company that leads to consummation of a business combination involving the Company.

          The foregoing summary of the terms of the Settlement Agreement, the Standstill Agreement, the Letter Agreement and the General Releases does not purport to be complete and is qualified in its entirety by reference to the text of such agreements, each of which are attached as exhibits to this Amendment.

          Except as set forth in this Item 4, as of the date hereof the Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Subject to the terms of the Settlement Agreement and the Standstill Agreement, the Reporting Persons reserve the right in the future to acquire or dispose of their shares of Common Stock, to propose or pursue any of the foregoing transactions or matters or change their intentions with respect to the matters referred to herein.

CUSIP No. 34986210                     13D                    Page 9 of 13 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information in Item 5 is hereby amended and restated as follows:

          (a) In a series of open market transactions effected between November 27 and April 9, 2002, the Plan increased its holdings of Common Stock by 10,853 shares. The Plan now holds an aggregate of 335,200 shares of Common Stock, representing approximately 5.6% of the issued and outstanding shares of Common Stock. In a series of open market transactions effected between November 27, 2001 and April 9, 2002, Atlantis Equities decreased its holdings of Common Stock by 66,150 shares. Atlantis Equities now holds an aggregate of 210,500 shares of Common Stock, representing 3.5% of the issued and outstanding Common Stock.

          (b) Robert Ellin has sole power to vote and dispose of the 2,500 shares of Common Stock owned by him. Robert Ellin shares the power to vote and dispose of the 335,200 shares of Common Stock owned by the Plan. Marvin Ellin has sole power to vote and dispose of the 37,500 shares of Common Stock owned by the Trust. Nancy Ellin has sole power to vote and dispose of the 110,000 shares of Common Stock owned by her. Nancy Ellin shares the power to vote and dispose of the 210,500 shares of Common Stock owned by Atlantis Equities.

          Robert Ellin disclaims beneficial ownership of the Common Stock owned by Nancy Ellin, Atlantis Equities and the Trust and this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of such securities. Nancy Ellin disclaims beneficial ownership of the Common Stock owned by Robert Ellin, the Plan and the Trust and this statement shall not be construed as an admission that she is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of such securities.

          (c) During the 60 days preceding the filing of this Amendment, the Plan and Atlantis Equities effected the following transactions in the open market:

ROBERT ELLIN PROFIT SHARING PLAN

                        NUMBER OF
   DATE                  SHARES           PURCHASE/SALE         PRICE PER SHARE
   2/11/2002              100               Purchase              $  0.96
   2/11/2002              100               Purchase                 1.00
   2/12/2002              100               Purchase                 0.99
   2/12/2002              100               Purchase                 1.00
   2/12/2002              100               Purchase                 1.00
   2/14/2002              100               Purchase                 1.01
   2/25/2002              100               Purchase                 0.98
   2/26/2002              100               Purchase                 0.95
   3/1/2002               100               Purchase                 0.92
   3/1/2002               100               Purchase                 0.95
   3/5/2002               100               Purchase                 0.92
   3/5/2002               100               Purchase                 0.95
   3/5/2002               400               Purchase                 0.92
   3/6/2002               100                Sale                    0.96
   3/6/2002               300               Purchase                 1.00
   3/8/2002             3,000                Sale                    0.98
   3/8/2002             2,847                Sale                    0.98
   3/8/2002               100               Purchase                 0.87
   3/8/2002               100               Purchase                 1.00
   3/8/2002               300               Purchase                 0.97
   3/8/2002               500               Purchase                 1.02
   3/12/2002            2,100                Sale                    0.93
   3/12/2002            1,500                Sale                    0.96
   3/12/2002            1,500                Sale                    0.96
   3/12/2002            1,000                Sale                    0.96
   3/12/2002            1,000                Sale                    0.96
   3/12/2002              500                Sale                    0.96

CUSIP No. 34986210                     13D                   Page 10 of 13 Pages

   3/12/2002              100                Sale                    0.95
   3/12/2002              100                Sale                    0.95
   3/12/2002              100                Sale                    0.98
   3/12/2002              100                Sale                    1.00
   3/15/2002            3,000                Sale                    0.92
   3/15/2002              300                Sale                    0.93
   3/22/2002            1,200                Sale                    0.92
   3/22/2002              500                Sale                    0.93
   3/22/2002              100               Purchase                 1.01
   3/27/2002              100               Purchase                 0.86
   3/27/2002              100               Purchase                 0.86
   3/27/2002              100               Purchase                 0.87
   3/27/2002              100               Purchase                 0.94
   3/27/2002              100               Purchase                 0.95
   3/27/2002            1,000               Purchase                 0.86
   3/28/2002              100                Sale                    0.90
   4/2/2002             1,500                Sale                    0.85
   4/5/2002             2,700                Sale                    0.90
   4/8/2002               100                Sale                    0.90
   4/9/2002               900                Sale                    0.85
   4/9/2002               800                Sale                    0.84
   4/9/2002               100                Sale                    0.84
   4/9/2002               100                Sale                    0.84
   4/9/2002               100                Sale                    0.85

ATLANTIS EQUITIES, INC.

                       NUMBER OF
   DATE                 SHARES           PURCHASE/SALE            PRICE PER SHARE
   2/20/2002              100                Sale                    0.98
   2/22/2002            3,000                Sale                    0.95
   2/22/2002            2,200                Sale                    0.95
   2/22/2002            1,000                Sale                    0.98
   2/22/2002              800                Sale                    0.95
   2/25/2002            1,000                Sale                    0.96
   2/25/2002            1,000                Sale                    0.96
   2/25/2002            1,000                Sale                    0.95
   2/25/2002              100                Sale                    0.96
   2/26/2002            3,000                Sale                    0.95
   2/26/2002              800                Sale                    0.99
   2/28/2002            1,000                Sale                    0.92
   2/28/2002              800                Sale                    0.95
   2/28/2002              100                Sale                    0.95
   3/4/2002               100               Purchase                 1.00
   3/4/2002               100               Purchase                 1.00
   3/4/2002               100               Purchase                 0.95
   3/4/2002               200               Purchase                 1.00
   3/4/2002               200               Purchase                 0.97
   3/6/2002             3,000                Sale                    0.96
   3/6/2002             1,500                Sale                    0.96
   3/6/2002               100               Purchase                 0.96
   3/7/2002             3,000                Sale                    0.93
   3/7/2002             1,000                Sale                    0.94
   3/7/2002               885                Sale                    0.93

CUSIP No. 34986210                     13D                   Page 11 of 13 Pages

   3/7/2002               500                 Sell                   0.93
   3/7/2002               500                 Sell                   0.94
   3/7/2002               500                 Sell                   0.96
   3/7/2002               500                 Sell                   0.96
   3/8/2002             2,465                 Sell                   0.98
   3/8/2002             1,200               Purchase                 1.02
   3/12/2002            1,200                 Sell                   0.93
   3/13/2002            3,000                 Sell                   1.00
   3/13/2002            2,000                 Sell                   1.00
   3/13/2002              100               Purchase                 0.95
   3/14/2002            1,500                 Sell                   0.95
   3/14/2002              900                 Sell                   0.95
   3/14/2002              600                 Sell                   0.95
   3/14/2002              400                 Sell                   0.95
   3/14/2002              400                 Sell                   0.98
   3/14/2002              100                 Sell                   0.95
   3/15/2002            1,700                 Sell                   0.93
   3/15/2002            1,200                 Sell                   0.92
   3/15/2002            1,000                 Sell                   0.93
   3/21/2002            2,600                 Sell                   0.93
   3/21/2002            1,000                 Sell                   0.93
   3/22/2002            1,500                 Sell                   0.92
   3/22/2002              100                 Sell                   0.92
   3/25/2002            1,200                 Sell                   0.95
   3/25/2002              500                 Sell                   0.95
   3/26/2002              100                 Sell                   0.95
   3/27/2002            3,000                 Sell                   0.90
   3/28/2002            1,000                 Sell                   0.90
   4/2/2002             1,800                 Sell                   0.85
   4/2/2002             1,500                 Sell                   0.85
   4/2/2002             1,500                 Sell                   0.85
   4/2/2002             1,500                 Sell                   0.85
   4/2/2002             1,500                 Sell                   0.85
   4/3/2002             1,000                 Sell                   0.86
   4/3/2002               500                 Sell                   0.87
   4/3/2002               500                 Sell                   0.88
   4/3/2002               500                 Sell                   0.89
   4/3/2002               500                 Sell                   0.90
   4/3/2002               500                 Sell                   0.91
   4/4/2002             1,500                 Sell                   0.87
   4/4/2002               500                 Sell                   0.86
   4/4/2002               500                 Sell                   0.87
   4/5/2002             1,000                 Sell                   0.89
   4/9/2002               900                 Sell                   0.86
   4/9/2002               100                 Sell                   0.86

   (d)  Not applicable.

   (e)  Not applicable.

CUSIP No. 34986210                     13D                   Page 12 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information in Item 6 is hereby amended and restated as follows:

          Except as set forth in Item 4 and the Exhibits to this Amendment, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          * EXHIBIT 1. Joint Filing Agreement of the Reporting Persons pursuant to Rule 13d-1(k).

          EXHIBIT 2. Settlement Agreement, dated April 11, 2002, by and between Robert S. Ellin, Nancy J. Ellin, Atlantis Equities, Inc., Robert Ellin Family 1997 Trust, Robert Ellin Profit Sharing Plan and Forward Industries, Inc.

          EXHIBIT 3. Standstill Agreement, dated April 11, 2002, by and between Robert S. Ellin, Nancy J. Ellin, Atlantis Equities, Inc., Robert Ellin Family 1997 Trust, Robert Ellin Profit Sharing Plan and Forward Industries, Inc.

          EXHIBIT 4. Form of Letter Agreement, dated April 11, 2002, regarding the non-exclusive engagement by the Company of Atlantis Equities, Inc. for advisory services.

          EXHIBIT 5. General Release, dated April 11, 2002, of Robert S. Ellin, Nancy J. Ellin, Atlantis Equities, Inc., Robert Ellin Family 1997 Trust and Robert Ellin Profit Sharing Plan.

          EXHIBIT 6. General Release, dated April 11, 2002, of Forward Industries, Inc.

----------
          * Previously filed as Exhibit 1 to Amendment No. 2 to Schedule 13D of the Reporting Persons filed on December 30, 1998.

CUSIP No. 34986210                     13D                   Page 13 of 13 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated: April 11, 2002

                                                /s/ Robert S. Ellin
                                                --------------------------------
                                                Robert S. Ellin

                                                ROBERT ELLIN FAMILY 1997 TRUST

                                                By: /s/ Marvin Ellin, Trustee
                                                    ----------------------------
                                                    Marvin Ellin, Trustee

                                                ATLANTIS EQUITIES, INC.

                                                By: /s/ Nancy J. Ellin
                                                    ----------------------------
                                                    Nancy J. Ellin, President

                                                ROBERT ELLIN PROFIT SHARING PLAN

                                                By: /s/ Robert S. Ellin, Trustee
                                                    ----------------------------
                                                    Robert S. Ellin, Trustee

                                                    /s/ Nancy J. Ellin
                                                    ----------------------------
                                                    Nancy J. Ellin